Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

October 19, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 18, 2021 The Nasdaq Stock Market (the "Exchange") received from Newcourt Acquisition Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one Redeemable Warrant

Class A ordinary shares, par value $0.0001 per share, included as part of the Units

Redeemable Warrants, each warrant exercisable for one-half of one Class A ordinary share at an exercise price of $11.50 per whole share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi